UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                         Mine Safety Appliances Company

       -----------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value

       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   602720 10 4
        -----------------------------------------------------------------
                                 (CUSIP Number)


                             Andrew L. Gespass, Esq.
                           Kirkpatrick & Lockhart LLP

                                 Oliver Building

                              535 Smithfield Street

                         Pittsburgh, Pennsylvania 15222

                                 (412) 355-8664
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                September 9, 1999
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

                                  ------------
CUSIP No. 602720 10 4

1)       NAME OF REPORTING PERSON                            Helen Lee Henderson

         S.S. OR I.R.S. IDENTIFICATION                       ###-##-####
         NO. OF ABOVE PERSON


2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [   ]
3)       SEC USE ONLY

4)       SOURCE OF FUNDS                                     00
                                                             -------------------

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION        United States
                                                     of America
                                                     -------------

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                          700,742
                                                             -------

         8)       SHARED VOTING POWER                              0
                                                             -------

         9)       SOLE DISPOSITIVE POWER                     700,742
                                                             -------

         10)      SHARED DISPOSITIVE POWER                         0
                                                             -------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                            700,742
                                                             -------

12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                 [     ]

13)      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                                  14.41%
                                                             ------

14)      TYPE OF REPORTING PERSON                            IN
                                                             --



                              (Page 2 of 6 Pages)

Item 1.   Security and Issuer.

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value ("MSA Common Stock"), of Mine Safety Appliances Company (the "Company"), a Pennsylvania corporation. The Company's principal executive offices are located at 121 Gamma Drive, RIDC Industrial Park, O'Hara Township, Pittsburgh, Pennsylvania 15238.

Item 2.   Identity and Background.

          This Statement is being filed by Helen Lee Henderson ("Ms. H. L. Henderson"), in her capacity as executor of the Estate of Helen Ruth Henderson (the "Estate"), in her capacity as director of the HRH Foundation (the "Foundation"), and in her individual capacity. Ms. H. L. Henderson resides at 3100A R Street, N.W., Washington, District of Columbia, 20007-2937. Ms. H. L. Henderson's principal occupation is managing her personal investments.

          During the last five years, Ms. H. L. Henderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, Ms. H. L. Henderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On September 1, 1999, Helen Ruth Henderson (the "Decedent") died. At the time of her death, the Decedent owned outright 290,634 shares (the "Estate Shares") of MSA Common Stock, which represented 6% of the outstanding MSA Common Stock as of September 1, 1999. The Decedent's Last Will and Testament, dated December 18, 1997 (the "Will"), named her daughter, Ms. H. L. Henderson, as executor (the "Executor"). On September 9, 1999, the Register of Wills, Allegheny County, Pennsylvania, accepted the Will for probate. The Decedent was a resident of the Commonwealth of Pennsylvania at the time of her death. At that time, pursuant to Rule 13d-5 under the United States Securities Act of 1933, as amended (the "Securities Act"), the Executor acquired beneficial ownership of the Shares.

          The Decedent was also the beneficiary of four trusts: the Trust under Will of George H. Deike, the Decedent's father, dated July 25, 1962; two separate deeds of trust, both dated



                              (Page 3 of 6 Pages)

November 17, 1955,  with George H. Deike as
Grantor and Potter Bank and Trust Company (now PNC Bank, National Association) as Trustee, and a fourth trust dated December 26, 1934 (these trusts are collectively referred to herein as the "Trusts"). At the time of Decedent's death, the Trusts held a total of 316,928 shares of MSA Common Stock (the "Trust Shares"), representing 6.5% of the outstanding shares of MSA Common Stock. The Trusts directed that upon the death of the Decedent, beneficial ownership of the corpus of the Trusts should pass to Ms. H. L. Henderson. Accordingly, upon the death of Decedent, September 1, 1999, Ms. H. L. Henderson acquired beneficial ownership of the Trust Shares.

          Additionally, Ms. H. L. Henderson and the Decedent were co-directors of the Foundation, which held 18,500 shares of MSA Common Stock (the "Foundation Shares") or .38% of outstanding MSA Common Stock. Upon the Decedent's death, Ms.
H. L. Henderson became the sole director of the Foundation, with power to vote and dispose of the Foundation Shares.

Item 4.   Purpose of Transaction.

          Ms. H. L. Henderson, as Executor, acquired beneficial ownership of the Estate Shares by virtue of the operation of the Decedent's Will and the probate laws of the Commonwealth of Pennsylvania. Ms. H. L. Henderson acquired beneficial ownership of the Trust Shares under the terms of the Trusts. Ms. H.
L. Henderson acquired beneficial ownership of the Foundation Shares by operation of the instrument creating the Foundation. Subject to the following sentence, Ms. H. L. Henderson, in her individual capacity, in her capacity as Foundation director, and in her capacity as Executor, has no plans to acquire additional shares of MSA Stock, nor does she have immediate plans to dispose of the Estate Shares, the Foundation Shares, or the Trust Shares. However, in the course of administering the Estate and overseeing the Foundation's operations, Ms. H. L. Henderson, as Executor of the Estate and director of the Foundation, will evaluate on an ongoing basis the liquidity needs of the Estate (to cover death taxes and bequests) and the Foundation and the assets of the Estate and the Foundation and their relative liquidity, performance and diversification, including evaluation of the business, operations and prospects of the Company.

          As an "affiliate" of the Company (as such term is defined in the Securities Act), the Estate may sell the Shares only in transactions permitted by the resale provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act.

          In the performance of her duties as a director of the Company,  Ms. H.
L. Henderson expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in



                              (Page 4 of 6 Pages)
paragraphs (a) through (j),  inclusive,  of item 4 of Schedule 13D.
Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Company. Except as set forth in this response to Item 4, at the date of this Statement, Ms. H. L. Henderson does not have any plans or proposals at this time which relate to or would result in any of the matters described in paragraphs (a) through (j) inclusive, of Item 4 of
Schedule 13D.

          Ms. H. L. Henderson, as a stockholder, periodically reviews and evaluates the Company's business, prospects and financial condition, general economic conditions, other opportunities available to her, and her personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, Ms. H. L. Henderson may determine to increase or decrease her investment in MSA Common Stock through purchases, sales, gifts, or other means of acquisition or disposition.

Item 5.   Interest in Securities of the Issuer.

          Ms. H. L. Henderson has the sole power to vote and to dispose of 697,142 shares of the MSA Common Stock of which she has beneficial ownership. Ms. H. L. Henderson, in her capacity as Executor, beneficially owns 290,634 shares of MSA Common Stock, or 6% of the outstanding MSA Common Stock. Ms. H. L. Henderson, in her capacity as sole director of the Foundation, beneficially owns 18,500 shares of MSA Common Stock, or .38% of the outstanding MSA Common Stock. In addition, Ms. H. L. Henderson, in her individual capacity, beneficially owns an additional 388,008 shares of MSA Common Stock, or 8% of the outstanding MSA Common Stock shares (the 388,008 shares consist of the 316,928 Trust Shares and 71,080 MSA Common Stock shares beneficially owned by Ms. H. L. Henderson). Further, Ms. H. L. Henderson owns currently exercisable options to purchase 3,600 shares of MSA Common Stock. Ms. H. L. Henderson does not beneficially own any other shares of MSA Common Stock.

          Except for the transactions described in this Statement, Ms. H. L. Henderson, in her individual capacity, in her capacity as Executor, and in her capacity as Foundation director, has not effected any transactions in MSA Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Ms. H. L. Henderson is a director of the Company. Except as described above, Ms. H. L. Henderson, in her individual capacity, in her capacity as Executor, and in her capacity as Foundation director, does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.




                              (Page 5 of 6 Pages)

Item 7.   Material to be Filed as Exhibits.

                  Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2000
                                                   /s/ Helen Lee Henderson
                                                   -----------------------------
                                                   Helen Lee Henderson
                                                   as Executor of the Estate of
                                                   Helen Ruth Henderson


                                                   /s/ Helen Lee Henderson
                                                   -----------------------------
                                                   Helen Lee Henderson
                                                   as Director of the
                                                   HRH Foundation


                                                   /s/ Helen Lee Henderson
                                                   -----------------------------
                                                   Helen Lee Henderson

                              (Page 6 of 6 Pages)